# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIBERTY TRIPADVISOR HOLDINGS, INC., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Series A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 04/29/2025
Amends the filing with accession number 0001104659-24-130864
Filed by CIK 0001099636
Persons authorized to receive notices and communications: Gregory B. Maffei, c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5200

## Reporting persons
- Gregory B. Maffei (CIK 0001099636): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This amendment relates to two classes of common stock, the Series A common stock, par value $.01 per share (the "Series A Common Stock"), of Liberty TripAdvisor Holdings, Inc. (the "Issuer") and the Series B common stock, par value $.01 per share (the "Series B Common Stock"), of the Issuer. Because the reporting system only permits the Reporting Person to enter information with respect to one class of securities per filing on Schedule 13D, this amendment is being filed on two separate Schedules 13D, one referring to the CUSIP for the Series A Common Stock (531465102) and a second referring to the CUSIP for the Series B Common Stock (531465201). The two filings are otherwise identical.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, par value $.01 per share
Name of issuer: LIBERTY TRIPADVISOR HOLDINGS, INC.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Comment: This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the "Series A Common Stock"), and Series B common stock, par value $0.01 per share (the "Series B Common Stock," and, together with the Series A Common Stock, the "Common Stock"), of Liberty TripAdvisor Holdings, Inc. (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person, Mr. Gregory B. Maffei ("Mr. Maffei" or the "Reporting Person"), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019, Amendment No. 2 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on October 25, 2019, Amendment No. 3 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on March 18, 2020, Amendment No. 4 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on December 21, 2020, Amendment No. 5 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on June 2, 2023, Amendment No. 6 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on February 12, 2024, Amendment No. 7 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on May 8, 2024 and Amendment No. 8 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on December 20, 2024 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the "Amendment") constitutes Amendment No. 9 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last four paragraphs thereof and supplemented to include the following information:

On April 29, 2025, the Combination closed pursuant to the terms of the Merger Agreement and, as a result of the Combination, Mr. Maffei no longer owns any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As described in Item 4 hereof, Mr. Maffei does not own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As described in Item 4 hereof, Mr. Maffei does not own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 29, 2025, Mr. Maffei ceased to be the beneficial owner of five percent or more of the outstanding shares of Common Stock.

## Signatures
- Gregory B. Maffei: /s/ Gregory B. Maffei, Gregory B. Maffei (04/29/2025)